HI NOTE, INC.

FORM C
OFFERING MEMORANDUM

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT**. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the risks that are common to many of the companies on the Andes Capital, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form - Form C - is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

FORWARD LOOKING STATEMENTS

There are statements in this Form C that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Form C carefully, especially the risks discussed under "Risk Factors." Although management believes that the assumptions underlying the forward-looking statements included in this Form C are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Form C will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

THE COMPANY

Name of Company	Hi Note, Inc.
State of Organization	Wyoming
Date of Formation	June 11, 2024
Entity Type	Corporation
Street Address	1309 Coffeen Avenue Suite 1200 Sheridan WY, 82801
Website Address	www.hinote.ai

Directors and Officers of the Company

Name	Age	Position
Devin Melnyk	42	Chief Executive Officer, Secretary and Chairman of Board of Directors

Hi Note, Inc.

Hi Note was founded by Devin Melnyk, a seasoned cannabis industry professional and legacy grower from British Columbia. With extensive experience in cultivation and genetics, Devin now serves as a genetics expert at one of the world's leading licensed cannabis producers. Recognizing a critical gap in the market for transparency and consumer-driven validation, he leveraged his expertise to develop Hi Note—a data-driven platform powered by AI technology. Hi Note connects consumers to real-time, crowd-sourced cannabis insights, providing actionable data to support informed decision-making and elevate the overall consumer experience.

Devin currently leads plant genetics for Pure Sun Farms and is a Master Grower and Specialist in plant genetics. He brings decades of experience in all aspects of plant production in soil and hydroponic techniques, plant breeding and strain development. He leads a team in the creation of both indoor and outdoor cannabis breeding facilities, and works with and is considered the best in BC/Canadian-bred genetics. Devin has a depth of knowledge in all areas of the cannabis industry from construction of the optimal craft facilities, cultivation practices and new technologies, retail distribution, and branding creation. Currently, Mr. Melnyk leads all aspects of Hi Note including strategy, technology, legal, finance, marketing and operations.

Pure Sun Farms Inc.

Mr. Melnyk runs plant genetics at Pure Sun Farms, a global leader in cultivation, operating one of the largest cannabis facilities in the world. With a focus on high-quality BC-grown cannabis, the company combines decades of agricultural and legacy experience with large-scale operational excellence in its state-of-the greenhouses located in Delta, British Columbia. Known as a top-selling brand of recreational dried flower across Canada, as well as a top licensed producer, Pure Sun farms is renowned for producing popular cultivars like its Pink Kush. Pure Sun farms products are currently available across Canada. The company also produces cannabis products for other licensed producers in Canada and maintains EU GMP certification for exports to medicinal markets internationally. Pure Sun farms is the licensed producer of record for Pure Sun farms, The Original Fraser Valley Weed Co., Soar, and Super Toast. Pure Sun farms is a wholly owned subsidiary of Village Farms International, Inc. (Nasdaq: VFF).

Each Person Who Owns 20% or More of the Voting Power

Name of Holder	Number of Shares	% of Voting Power[1] (Prior to Offering)
Devin Melnyk	5,000,000	80%

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[1] Based on 6,300,000 common shares issued and outstanding

THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Company

Hi Note, Inc. is a technology company designed to address the growing complexities in the cannabis marketplace by offering a personal cannabis journal and community-driven review platform. It empowers consumers with the ability to track purchases, review products, and interact with other users in a social digital environment. With features like label scanning, receipt uploads, and localized rankings, users can make informed purchasing decisions based on insights gathered from a community of cannabis users. The backend integrates with major retailer POS platforms to provide seamless user experiences and targeted notifications. The app aims to disrupt traditional purchasing processes by enhancing budtender recommendations and empowering consumers with real-time, crowd-sourced data, offering valuable support throughout the decision-making process.

The Company was founded on June 11, 2024 by Devin Melnyk. On January 13, 2025 Hi Note, Inc. acquired the full right and title, all know-how and confidential information from its sister Company Hi Note AI, Inc. relating to the proprietary scanner and phone App for the cannabis rating and review market exclusively for the United States market. Hi Note, Inc. owns all rights and title (free and clear of any lien, claim, restriction, charge, security interest or other encumbrance) in respect of the Information and the full unfettered and exclusive United States right to use the Information for any purpose whatsoever (including the filing of patent applications in respect of all or any aspect of it).

Mr. Melnyk executed the Company's launch strategies throughout 2024 and into 2025, which consisted of:

- Raising initial launch capital
- Building the company's website
- Integrating strategic technologies platforms related to the technology platform including email / SMS marketing and user loyalty
- Setting up operations
- Establishing technology relationships
- Building corporate, marketing, and support team
- Creating User acquisition standards and guidelines
- Establishing operational systems and processes
- Creating digital marketing campaigns

Several innovative and strategic programs are expected to launch in 2025. These strategies begin with a Reg CF financing offer. The proceeds of the Reg CF campaign will be used to launch the United States cannabis ratings and review App, market and grow the US user base, and implement the Company's revenue generating plans in US markets.

Market Insights

As cannabis markets continue to expand, consumers are faced with an overwhelming number of product choices, many of which are new and not validated. The reliance on budtender recommendations is becoming increasingly problematic, as they struggle to stay informed about thousands of SKUs. Consumers are also seeking more personalized, data-driven insights, which existing platforms fail to provide effectively. A significant market gap exists for an app that integrates a crowd-sourced, real-time feedback loop with advanced personalized tracking and purchasing insights.

In parallel, the cannabis tech ecosystem is stagnated, with platforms like Leafly and Dutchie offering product listings but lacking deep real-time consumer interaction features. This creates a unique opportunity for Hi Note to fill the void, providing a more interactive, community-centric platform offering value beyond basic reviews or sales listings.

There is not an official organization which publishes metrics for the industry. To help provide insights into the industry, here are a few data sources to consider.

United States Cannabis Industry: By the Numbers[2]

The market size of the Medical & Recreational Marijuana Growing in the US industry expected to grow to $23.8bn in 2025

There are 81,676 businesses in the Medical & Recreational Marijuana Growing in the US, which has grown at a CAGR of 30.6 % between 2019 and 2024.

Cannabis Stores

There are nearly 15,000 cannabis dispensaries in the United States. Dispensaries (businesses that sell cannabis products) are common on the West Coast and Northeast, but also in interior states like Michigan, Oklahoma and Colorado.

California has far more dispensaries than any state: 3,659 at the time of this analysis, more than double the amount in the second-highest ranking state. A quarter of all marijuana dispensaries in the U.S. are in California, and nearly all Californians (99.5%) have a dispensary in their county. Los Angeles County alone has more dispensaries (1,481) than any state other than California itself.

Hi Note Technology Competitive Advantages

Comprehensive User Features: Hi Note provides a full ecosystem of user-driven cannabis tracking and reviewing, allowing users to scan products and upload receipts, offering convenience and personalization not seen elsewhere.

Localized Insights: By offering localized rankings and reviews, users can make better decisions based on real-time data from their specific geographic location, enhancing relevancy and trust.

Crowd-Sourced Wisdom: The social community aspect enables a flow of real-time product feedback from a network of users, reducing reliance on traditional budtender recommendations and providing a broader view of product effectiveness and quality.

Certified User Data: With API integrations and certified data accuracy, the platform ensures that users receive trustworthy information, setting it apart from platforms with unverified reviews.

Seamless Integrations: Hi Note's backend integrates with leading cannabis POS and delivery systems, allowing it to act as a bridge between retailers and consumers, enhancing product discovery, and improving stock and sales communication.

Empowerment Through Transparency: The mission to empower consumers with transparent and authentic feedback fosters a sense of trust and community, building a loyal user base invested in sharing reliable knowledge.

Number of Employees

The Company currently has no employees. The Company may hire or discharge employees in the future to meet its objectives. The Company uses independent contractors.

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[2] See IBIS (https://www.ibisworld.com/united-states/industry/medical-recreational-marijuana-growing/4141/)

RISKS OF INVESTING

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT**. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the Andes Capital Group, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Our business is difficult to evaluate because we have a short operating history:

As the Company only has a little over one year of operating history, a limited number of assets, and is dependent on investors there is a risk that we will be unable to continue operations.

Competition:

The technology applications within the cannabis industry are highly competitive, and Hi Note may face competition from established entities with more resources and brand recognition.

Market conditions may adversely affect the Company:

The demand for technology products within the cannabis industry can be highly cyclical and affected by a variety of factors, such as changes in consumer spending habits, economic downturns, or fluctuations in commodity prices. Moreover, many consumers of cannabis do not view the technology applications pertaining to cannabis as an essential need. Thus, in an economic downturn or in difficult situations consumers of cannabis and related technology applications may reduce such purchases.

The Company is subject to regulatory risks:

The cannabis industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

Intellectual property risks:

Hi Note is reliant upon intellectual property to sell and transport its products, therefore it is subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as trademarks or patents.

Cybersecurity risks:

As a business that operates online, Hi Note may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime.

Dependence on key contractors or partners:

Hi Note depends on key contractors and partners to provide services. If Hi Note cannot maintain its relationships with key contractors or partners it could disrupt its operations or harm the Company's business.

Dependence on current management:

The success of Hi Note is also dependent on the experience and expertise of management. The loss of management could disrupt the Company's operations or harm its business. Current management has extensive familiarity with technology and cannabis, and given its recent rise in popularity it might be difficult to replace the management team with persons of equivalent knowledge.

Economic risks may negatively affect the Company:

Economic conditions can impact consumer spending and purchasing habits, which could impact Hi Note's user base and revenue model. Many participants and casual users of cannabis may view technology applications as a luxury and may cutback on expenditures on technology based subscriptions in difficult economic times.

Competition may negatively effect the Company:

Several specific ecommerce brands have emerged, joining a handful of incumbent brands which have been in business for many years. Market share for the majority of the pickleball ecommerce sales is dominated by 3 or 4 main competitors, with one brand holding the top position by a large margin, based on sales, reach and brand recognition.

Leafly, and Dutchie and other similar online cannabis technology companies market and sell applications in the industry. Although, these platforms are not known specifically for ratings and reviews, they engage large audiences of consumers and efficient operational processes.

As the industry matures, more ecommerce brands are likely to enter the space with their online platforms. There are barriers to entry related to relationships, technology and having enough capital to properly build user bases and execute effective sales / marketing campaigns.

In addition to the cannabis specific technology brands like Hi Note, individual brands are also considered competition. Cannabis brands operate with their own technology systems and many brands engage customers directly. These brands offer additional incentives and promotions which are unknown to or not available to Hi Note.

These companies may have numerous competitive advantages, including but not limited to:

- Significantly greater name recognition
- Established distribution networks and existing customers
- Additional resources and larger financial power enabling them to enjoy priority relationships with vendors
- Greater financial and human resources for sales and marketing

THE PRICE OF THE SECURITY

Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000

Offering Deadline	August 15, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes

What is the maximum you will accept in this Offering?	$1,235,000

If Yes, how will the Company deal with the oversubscriptions?	First serve basis

How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the Offering per the following table. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount is Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount is Raised
Sales & Marketing	45%	$ 22,500	45%	$ 555,750
Technology	37%	$ 18,500	37%	$ 456,950
Expansion & Growth	15%	$ 7,500	15%	$ 185,250
Intermediary Fees*	3%	$ 1,500	3%	$ 37,050
Total	100%	$ 50,000	100%	$ 1,235,000

* Andes Capital Group shall take three percent (3%) commission of the funds raised in the Offering.

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

The Investment Process to Invest

- Review this Form C and the PPM
- If you decide to invest, enter an amount and press the Invest button Follow the instructions

Bonus Shares

Investors of $2,500 or more will receive an additional 5% in bonus shares.
Investors of $5,000 or more will receive an additional 10% in bonus shares.
Investors of $10,000 or more will receive an additional 20% in bonus shares

To Cancel Your Investment

Send an email to investments@andescap.com_ no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- The Company will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the PPM and the Subscription Agreement.

Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

Price of the Securities

The Company is offering "securities" in the form of, Common Stock, which we refer to as "Shares." The Shares are being offered at $5.00 per Share. For example, if you purchase 100 Shares you will pay $500.

TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of Common Shares, which we refer to as "Shares." The Shares are being offered at $5.00 per Share. For example, if you purchase 100 Shares you will pay $500. The Shares will not have any preemption rights. The Shares have voting rights, and one stock equals one voted, the Shares will be sold pursuant to the Subscription Agreement For more information about the nature of the securities see the PPM and the Subscription Agreement. The Subscription Agreement is the only method of acquisition of the Shares.

Obligation to Contribute Capital

Once you pay for the Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Restrictions on Transfer of Securities

(a)   Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

  (1)   To the issuer of the securities;

  (2)   To an accredited investor;

  (3)   As part of an offering registered with the Commission; or

  (4)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b)   For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c)   For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Security

The Shares are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Shareholder Rights

The rights to the investors could be altered by a majority vote of shareholders entitled to vote, and the Shares.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	6,300,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	One vote per share, no preemption rights, no dividends
How these securities differ from the Shares being offered to investors	None

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of stock). Some of these additional classes of securities could have rights that are superior to those of the Shares. For example, the Company could create a new class of shares and give them preemption or anti-dilution provisions.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	Number of Shares	% of Voting Power[3] (Prior to Offering)
Devin Melnyk	5,000,000	80%

How the Exercise of Voting Rights Could Affect You

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely your investment will increase in value. If they make poor business decisions, it is less likely your investment will increase in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, impacting your investment as equity investors are usually last in bankruptcy priority. They could also issue more shares thus diluting the value of your investment.

How the Shares are Being Valued

The valuation was based on technology assets and market opportunity. However, no experts, professionals, or specialists were contacted or employed to provide a valuation. Therefore, the valuation is based solely on the opinion of management and is therefore arbitrary.

The Intermediary

The Company is offering its securities through Andes Capital Group, LLC., which is a "Broker Dealer" licensed by the Securities and Exchange Commission and FINRA. Andes Capital Group, LLC's Central Index Key (CIK) number is 0001348811, their SEC File number is 8-67202, and their Central Registration Depository (CRD) number is 139212.

Compensation of the Intermediary

A fee equal of 3% in cash of the aggregate amount raised by the Company, payable at each closing of the Offering. Company authorizes Andes to deduct the fee directly from the Company's third-party escrow or payment account

Indebtedness of the Company

None.

Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

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[3] Based on 6,300,000 common shares issued and outstanding

Warrants

On May 5th, 2025 Hi Note Inc. issued 1,045,000 performance warrants at par value ($.001) to 5 advisors. Each warrant is entitled to convert at par value (.001) to one (1) share of Common Stock and will have voting rights and is fully entitled to vote generally with the shares of common stock on all matters.

Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

THE COMPANY'S FINANCIALS

Financial Summary

The financial statements presented in this report is of Hi Note, Inc. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

These financial statements are presented in United States dollars. The accompanying financial statements have been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

Unsecured Notes Payable

None

Revenue and Gross Profit

Revenue for the period ending December 31, 2024, was $Nil and Gross Profit was $Nil.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses for the period ending December 31, 2024, were $23,099. The main contributors to this total were consulting fees of $8,000, marketing fees of $8,000, platform service charges of $3,500, professional fees of $3,000 and office and miscellaneous of $599.

Legal and Accounting Fees

Legal and Accounting Fees for the period ending December 31, 2024, were $3,000. The Company expects a significant increase in Legal and Accounting Fees for 2025 due to business growth assistance along with increased services required for the Reg CF filing.

Financial Statements

Please see Appendix A.

LITIGATION

The Company is not party to any pending, or to our knowledge, threatened litigation of any type.

DISQUALIFICATION EVENTS

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the information on the investor website: https://www.hinoteinvest.ai This website will be updated periodically.

ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

Investors of $2,500 or more will receive an additional 5% in bonus shares. Investors of $5,000 or more will receive an additional 10% in bonus shares. Investors of $10,000 or more will receive an additional 20% in bonus shares Additional information can be found in the Form C.

	Most recent fiscal year- end	Prior fiscal year-end
Total Assets	$3,880	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$21,479	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A
Hi Note, Inc. - 2024 Financial Statements

HI NOTE, INC.

Financial Statements

For the period from the date of incorporation on June 11, 2024 to December 31, 2024

(Expressed in U.S. Dollars)

(Unaudited)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Hi Note, Inc.

Sheridan, WY

I have reviewed the accompanying financial statements of Hi Note, Inc. (Corporation), which comprise the balance sheet as of December 31, 2024, and the related statements of income, equity and cash flows for the period from the date of incorporation on June 11, 2024, to December 31, 2024, and the notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Hi Note, Inc. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest L. Tomkiewicz

Ernest L Tomkiewicz CPA PLLC
Concord, NH
May 7, 2025

HI NOTE, INC.
BALANCE SHEET
(Unaudited)
As at December 31, 2024
(Expressed in U.S. dollars)

		2024
ASSETS		
Current		
Prepaids	$	3,880
TOTAL ASSETS	$	3,880
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$	21,479
TOTAL LIABILITIES		21,479
STOCKHOLDERS' EQUITY		
Capital stock (Note 9)		5,500
Deficit		(23,099)
TOTAL EQUITY (DEFICIENCY)		(17,599)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	3,880

The accompanying notes are an integral part of these financial statements

HI NOTE, INC.
INCOME STATEMENT
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

		2024
Operating expenses		
Consulting fees	$	8,000
Marketing fees		8,000
Platform service charges		3,500
Professional fees		3,000
Office and miscellaneous		599
Total operating expenses		23,099
Net loss for the period	$	(23,099)
Loss per share	$	(0.00)
Weighted average number of common share		5,500,000

The accompanying notes are an integral part of these financial statements

HI NOTE, INC.
STATEMENT OF EQUITY
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

| | Capital Stock | | | |
	Number of Shares	Amount	Deficit	TOTAL
Balance, June 11, 2024 (incorporation)	-	$ -	$ -	$ -
Shares for services to founders	5,500,000	5,500	-	5,500
Net loss for the period	-	-	(23,099)	(23,099)
Balance, December 31, 2024	5,500,000	$ 5,500	$ (23,099)	$ (17,599)

The accompanying notes are an integral part of these financial statements

HI NOTE, INC.
STATEMENT OF CASH FLOWS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

	2024
OPERATING ACTIVITIES	
Net loss	$ (23,099)
Adjustment for non-cash items:	
Consulting fees paid in common shares	5,500
Change in non-cash working capital:	
Prepaids	(3,880)
Accounts payable and accrued liabilities	21,479
CASH USED IN OPERATING ACTIVITIES	-
CHANGE IN CASH, BEING CASH END OF PERIOD	$ -
Cash paid for interest expense	-
Cash paid for income taxes	-

Supplemental cash flow information (Note 8)

The accompanying notes are an integral part of these financial statements

HI NOTE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

1. **NATURE OF OPERATIONS AND GOING CONCERNS**

   Hi Note, Inc. (the "Company") is a technology company designed to address the growing complexities in the cannabis marketplace by offering a personal cannabis journal and community-driven review platform. The Company was incorporated in the State of Wyoming on June 11, 2024. The head office and corporate address is 1309 Coffeen Avenue, Suite 1200 Sheridan WY, 82801.

   Going concerns

   These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. At December 31, 2024, the Company had an accumulated deficit of $23,099. The Company's continuing operations, as intended, and its financial success may be dependent upon the extent to which it can successfully raise the capital to carry out its business plan. If the Company is unable to fund its future plan, its business, financial condition or results of operations could be materially and adversely affected. The success of the Company depends on its ability to profitably penetrate its target market with its new products on a sustainable basis. The Company has never generated revenue, cash flows or profits from operations.

   The Company's ability to launch its operations as intended is dependent on its ability to generate cash flows or profits and raise capital sufficient to cover its marketing and other costs. All of these factors indicate a material uncertainty that raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue in existence.

2. **RECENT ACCOUNTING PRONOUNCEMENTS**

   In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022. This amendment did not have any impact on the financial statements.

HI NOTE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires the recognition and measurement of contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. Considerations to determine the amount of contract assets and contract liabilities to record at the acquisition date include the terms of the acquired contract, such as timing of payment, identification of each performance obligation in the contract and allocation of the contract transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception. ASU 2021-08 is effective for the Company with fiscal years beginning after December 15, 2023. ASU 2021-08 should be applied prospectively for acquisitions occurring on or after the effective date of the amendments. Early adoption of the proposed amendments would be permitted, including adoption in an interim period. This amendment did not have a significant impact on the financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the financial position, statements of operations and cash flows.

3. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with ASC 740, "Income Taxes", which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and for tax losses and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the statements of operations and comprehensive income.

HI NOTE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

Basic and diluted net income (loss) per share

The Company computes net income (loss) per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excluded all dilutive potential shares if their effect is anti-dilutive.

Fair value measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets.

- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies.

- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 assets and liabilities include investments in other private entities, and goodwill and intangible assets, when they are recorded at fair value due to an impairment charge. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

The Company measures equity investments without readily determinable fair values on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

Other current financial assets and current financial liabilities have fair values that approximate their carrying values.

See accountant's review report

HI NOTE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

Use of estimates and assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

4. **RELATED PARTY TRANSACTIONS**

On June 12, 2024, the Company issued 5,500,000 to directors and officers of the Company valued at $5,500 as compensation for services rendered (Notes 5 and 8).

5. **SHARE CAPITAL**

(a) Authorized:

10,000,000 shares of common stock, with $0.001 par value.
2,000,000 shares of preferred stock, with $0.001 par value.

(b) Issued and Outstanding:

On June 12, 2024, the Company issued 5,500,000 to directors and officers of the Company valued at $5,500 as compensation for services rendered (Notes 4 and 8).

6. **MANAGEMENT OF FINANCIAL**

The financial risk arising from the Company's operations include credit risk, liquidity risk, interest rate risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of loss due to the counterparty's inability to meet its obligations. The Company's exposure to credit risk is on its cash and receivables. Risk associated with cash is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The loans and note receivables are due from related parties and are subject to credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations when they become due. The Company intends to ensure that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company's holdings of cash. As at December 31, 2024, the Company had no cash, and had total current liabilities of $21,479. The Company continues to seek additional financing via equity financing, short-term loans or advances from related parties to meet its debt obligations as they become due.

HI NOTE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign exchange risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

7. **FINANCIAL INSTRUMENTS**

   Classification of financial instruments

As at December 31, 2024	Financial assets – FVTPL	Financial assets – amortized cost	Financial liabilities – amortized cost
	$	$	$
Accounts payable	-	-	21,479

   The fair value of the Company's financial assets and liabilities approximates the carrying amount because of their nature and relatively short maturity dates or durations.

8. **SUPPLEMENTAL CASH FLOW INFORMATION**

   On June 12, 2024, the Company issued 5,500,000 to directors and officers of the Company valued at $5,500 as compensation for services rendered (Notes 4 and 5).

9. **SUBSEQUENT EVENTS**

   On January 13, 2025, the Company acquired the full right and title, all know-how and confidential information (the "Information") from Hi Note AI, Inc., a company with certain officers and/or directors in common, relating to the proprietary scanner and phone App for the cannabis rating and review market exclusively for the United States market. The Company owns all rights and title (free and clear of any lien, claim, restriction, charge, security interest or other encumbrance) in respect of the Information and the full unfettered and exclusive United States right to use the Information for any purpose whatsoever (including the filing of patent applications in respect of all or any aspect of it). The Company paid an assignment fee of 800,000 shares of common stock directly to Hi Note AI, Inc. The shares are restricted and issued with a restricted legend.

   On May 5, 2025, the Company issued 1,045,000 performance warrants to 5 advisors with an expiry date of May 5, 2030. Each warrant entitles the holder thereof to acquire one share of common stock at an exercise price of $0.001 and will have voting rights and is fully entitled to vote generally with the shares of common stock on all matters.

HI NOTE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
For the period from the date of incorporation on June 11, 2024 to December 31, 2024
(Expressed in U.S. dollars)

10. DATE OF MANAGEMENT REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 7, 2025, the date that the financial statements are available to be issued.

APPENDIX B
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS   OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL, LLC., (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, NVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN

THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1.   <u>Subscription</u>.

        a.   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase the Common Stock of (the "Securities"), of Hi Note, Inc., (the "Company"), a Corporation, organized under the state of Wyoming, for the principal amount of $[_____], upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

        b.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

        c.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

        d.   The aggregate principal amount of Securities sold shall not exceed $1,235,000.00 (the "Maximum Offering"). The Company may accept subscriptions until October 31, 2023 (the "Termination Date"). Providing that subscriptions for $50,000.00 of Securities are received (the "Target Price"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

        e.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

        a.   <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

        b.   <u>Escrow arrangements</u>. Payment for the Securities shall be received by Enterprise Bank(the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Andes Capital Group, LLC's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

        a.   <u>Organization and Standing</u>. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

        b.   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

        c.   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non- assessable.

        d.   <u>Authority for Agreement</u>. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

        e.   <u>No filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

        f.   <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

        a.   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b.   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c.   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d.   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    i.   To the Company;
    ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    iii.   As part of an offering registered under the Securities Act with the SEC; or
    iv.   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e.   <u>Investment Limits</u>. Subscriber represents that either:

    i.   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
    ii.   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

f.   <u>Securities holder information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Securities holder (or potential Securities holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g.   <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the

Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

   h. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

   j. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN CLAIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY

UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS

SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.   This Subscription Agreement is not transferable or assignable by Subscriber.

c.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e.   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f.   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g.   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Hi Note, Inc.

Subscription Agreement Signature Page

I acknowledge that Hi Note, Inc. "the Company" does not make any representation or warranty concerning the completeness of any information provided. I also acknowledge and agree that I have been advised to conduct my own review of the business and affairs of the Company before subscribing.

1.   INVESTMENT:

   (a)   The undersigned subscribes for _____ shares of restricted common stock in the corporation Hi Note, Inc. @ $5.00 per share.

   (b)   Total subscription price ($5.00) times number of shares) = $_____.

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

This Subscription is accepted on _____, 2025

Hi Note, Inc

By: _____
Name: Devin Melnyk
Title: Founder and CEO